UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File No. 001-39530

ImmunoPrecise Antibodies Ltd.

(Translation of registrant’s name into English)

3204-4464 Markham Street Victoria, British Columbian V8Z 7X8

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.2 of this Form 6-K is incorporated by reference into the Registration Statement on Form F-10 (File No. 333-249957) and Registration Statement on Form S-8 (File No. 333-256730) of the Registrant, Immunoprecise Antibodies Ltd.

EXHIBIT INDEX

Exhibit	Description

99.1	News release dated October 13, 2021

99.2	At-The-Market Offering Agreement by and between Immunoprecise Antibodies Ltd. and H.C. Wainwright & Co., LLC, dated October 13, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.
Date: October 13, 2021

	By:	/s/ Lisa Helbling
	Name:	Lisa Helbling
	Title:	Chief Financial Officer

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